REQUEST FOR DELIVERY OF FINANCIAL STATEMENTS
Supplementary Mail Form - Sun Life Financial Inc.

Dear Shareholder:

Sun Life Financial Inc. publishes interim financial statements which are disseminated to the public via press release and the Internet at www.sunlife.com. If you wish to receive these statements by mail, you can either:

1.	Complete and return this card along with your proxy form in the return envelope provided;

or

2.	Complete and mail this card to our Transfer Agent at: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada M5C 2W9;

or

3.	Sign up at www.cibcmellon.com/FinancialStatements. Use the Sun Life Financial company code: 7116b.

If you do not provide instructions, the interim financial statements will not be mailed to you. This card will be mailed to you annually.

Please print

Name:

Address:

Postal code:

Signature: X

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DEMANDE D’INSCRIPTION À LA LISTE D’ENVOI DES ÉTATS FINANCIERS
Formulaire d’inscription à la liste d’envoi supplémentaire – Financière Sun Life inc.

Madame, Monsieur,

La Financière Sun Life inc. publie des états financiers intermédiaires qui sont diffusés par communiqués de presse et sur Internet, à l’adresse www.sunlife.com. Si vous désirez recevoir ces états financiers par la poste, vous pouvez en faire la demande de l’une des façons suivantes :

1.	remplir la présente fiche et la retourner avec votre formulaire de procuration dans l’enveloppe-réponse ci-jointe;

2.	remplir la présente fiche et l’envoyer par la poste à notre agent des transferts, à l’adresse suivante : Compagnie Trust CIBC Mellon, C.P. 7010, Succursale Adelaide Street, Toronto (Ontario), Canada M5C 2W9;

3.	ou vous inscrire à l’adresse www.cibcmellon.com/EtatsFinanciers, en indiquant le code de société de la Financière Sun Life : 7116b.

Si vous ne nous communiquez pas d’instructions à ce sujet, les états financiers intermédiaires ne vous seront pas transmis par la poste. Un formulaire d’inscription vous sera envoyée chaque année.

Veuillez écrire en caractères d’imprimerie

Nom :

Adresse :

Code postal :

Signature : X

R-1

REQUEST FOR DELIVERY OF FINANCIAL STATEMENTS
Supplementary Mail Form - Sun Life Financial Inc.

Dear Shareholder:

Sun Life Financial Inc. publishes interim financial statements which are disseminated to the public via press release and the Internet at www.sunlife.com. If you wish to receive these statements by mail, you can either:

1.	Complete and return this card along with your proxy form in the return envelope provided;

or

2.	Complete and mail this card to our Transfer Agent at: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada M5C 2W9;

or

3.	Sign up at www.cibcmellon.com/FinancialStatements. Use the Sun Life Financial company code: 6981b.

If you do not provide instructions, the interim financial statements will not be mailed to you. This card will be mailed to you annually.

Please print

Name:

Address:

Postal code:

Signature: X

R-2

DEMANDE D’INSCRIPTION À LA LISTE D’ENVOI DES ÉTATS FINANCIERS
Formulaire d’inscription à la liste d’envoi supplémentaire – Financière Sun Life inc.

Madame, Monsieur,

La Financière Sun Life inc. publie des états financiers intermédiaires qui sont diffusés par communiqués de presse et sur Internet, à l’adresse www.sunlife.com. Si vous désirez recevoir ces états financiers par la poste, vous pouvez en faire la demande de l’une des façons suivantes :

1.	remplir la présente fiche et la retourner avec votre formulaire de procuration dans l’enveloppe-réponse ci-jointe;

2.	remplir la présente fiche et l’envoyer par la poste à notre agent des transferts, à l’adresse suivante : Compagnie Trust CIBC Mellon, C.P. 7010, Succursale Adelaide Street, Toronto (Ontario), Canada M5C 2W9;

3.	ou vous inscrire à l’adresse www.cibcmellon.com/EtatsFinanciers, en indiquant le code de société de la Financière Sun Life : 6981b.

Si vous ne nous communiquez pas d’instructions à ce sujet, les états financiers intermédiaires ne vous seront pas transmis par la poste. Un formulaire d’inscription vous sera envoyée chaque année.

Veuillez écrire en caractères d’imprimerie

Nom :

Adresse :

Code postal :

Signature : X

R-2